Exhibit 99.1

HIGHLANDER SILVER JOINS THE AUGUSTA GROUP; ANNOUNCES CHANGES TO
ITS MANAGEMENT AND BOARD OF DIRECTORS;

October 22, 2024 - Vancouver, British Columbia – Highlander Silver Corp. (CSE: HSLV) (the “Company” or “Highlander Silver”) is pleased to announce joining the Augusta Group of Companies, the appointment of Richard Warke as Director, Interim President and CEO of the Company, and the appointment of Messrs. Thomas Whelan, Jerrold Annett and Javier Toro as directors to serve on the Company’s Board with current director Federico Velásquez.

Augusta Group Founder and Chairman Richard Warke commented: “I am very excited about bringing Highlander Silver under the Augusta Group umbrella during a very transformational time in the precious metals industry. The bonanza grade San Luis silver gold project in Peru containing historical Measured and Indicated mineral resources of 348,000 ounces of gold grading 22.4 g/t gold, and 9,003,300 oz silver (Ag) grading 578.1 g/t silver recently acquired by the Company is an ideal fit with our model of value creation. I am happy to be personally leading the Company while we search for a permanent CEO.” See “San Luis Historical Mineral Resource” below for further details regarding the historical estimate.

Mr. Warke is a global business executive with more than 35 years of experience in the international resource sector. In 2005, Mr. Warke founded the Augusta Group of Companies which founded, managed, and funded three world class mineral discoveries until 2018. Ventana Gold, discovered the La Bodega gold deposit in Colombia, now reported to host over 10Moz of gold, Augusta sold the company for $1.3B in 2011. Augusta Resource advanced the Rosemont copper project in Arizona through drilling, feasibility and permitting to become one of the largest copper deposits in United States, it was sold for $667M in 2014. Arizona Mining discovered the Taylor deposit and grew the Hermosa-Taylor deposit into one of the top five primary zinc deposits globally, largest in United States, prior to its sale for $2.1B in 2018.

Mr. Whelan has over 30 years of experience in the mining industry.  Mr Whelan currently serves as Senior Vice President, Chief Financial Officer and Corporate Development for Coeur Mining (“Coeur”).  Prior to joining Coeur, Mr. Whelan served as CFO of Arizona Mining Inc. from September 2017 to August 2018, when the company was acquired from South32 Limited. Previously, Mr. Whelan served as CFO for Nevsun Resources Ltd. from January 2014 to August 2017. He is a chartered professional accountant and was previously a partner with the international accounting firm Ernst & Young (“EY”) LLP where he held many leadership roles including the EY Global Mining & Metals Assurance sector leader, the leader of the EY Assurance practice in Vancouver and EY’s Canadian Mining & Metals sector leader. Mr. Whelan graduated with a Bachelor of Commerce from Queen’s University.

Mr. Jerrold Annett has most recently been responsible for leading Capstone Copper’s investor relations, marketing and metal sales activities. He joined Capstone in September 2019 and has over 29 years of global mining and capital markets experience, providing strategic direction and executive oversight for several junior exploration and development companies. His mining career started at Teck Resources and Falconbridge as a metallurgist and within their commercial metals sales groups, followed by 10 years in capital markets, most recently with Scotiabank where he was Head of Mining Institutional Sales. He is a Professional Engineer and has a Bachelor of Applied Science in Mining and Mineral Engineering from Queen’s University in Canada.

Mr. Toro is a Mining Engineer with over 25 years of experience leading the design and execution of engineering and economic studies for global scale open pit copper projects including the Constancia mine in Peru, Copper World mine in United States and Copper Mountain mine in Canada. Mr. Toro is currently the Chief Operating Officer at Solaris Resources. Prior to joining Solaris in January 2024 Mr. Toro was with Hudbay Minerals for over 11 years in progressively more senior capacities and most recently as Vice President, Mining Technical Services. Prior this, Mr. Toro worked at Golder Associates Peru S.A. leading a team to produce the mining design, schedule and cost estimations for various projects. Mr. Toro holds a Bachelor of Mining Engineering with Honors from the National University of Engineering in Lima, Peru.

The Company also announces the resignation of Messrs Graeme Lyall and Dave Fincham and wishes to thank them for their efforts and contribution to date. Mr. Fincham will be continuing to support the Company as it transitions to the new management team.

The Company also announces the issuance of 4,370,000 stock options to directors, officers, employees and consultants of the Company.

ABOUT THE AUGUSTA GROUP

The Augusta Group is a mining sector-focused management group based in Canada and the United States founded by Mr. Richard Warke (the “Investor”). The Augusta Group has an exceptional track record of value creation totaling over C$4.5 billion in exit transactions since 2011, and has strategic partnerships with leading entrepreneurs and investors in the mining sector. Current Augusta Group companies include Solaris Resources Inc., Titan Mining Corporation and Augusta Gold Corp.

ABOUT HIGHLANDER SILVER

Highlander Silver Corp., backed by the Augusta Group, Lundin Family members & affiliates and Eric Sprott, is a mineral exploration company focused on the discovery of exceptional silver-gold-polymetallic projects in the Central Andes, leveraging the team’s significant technical and operational experience in Peru and South America more widely. Currently the Company is developing the La Estrella and San Luis projects in central Peru. The Company is listed on the Canadian Securities Exchange (“CSE”) under the ticker symbol HSLV and additional information about Highlander Silver and its mineral projects can be viewed on the Company’s SEDAR+ profile at (www.sedarplus.ca) and its website at www.highlandersilver.com.

Early Warning Disclosure

The Investor is located at Suite 555 – 999 Canada Place Vancouver, BC V6C 3E1. The board and management changes described herein were directed by the Investor as part of the Company joining the Augusta Group.

The Investor owns and controls 27,041,667 common shares of the Company, representing approximately 33.10% of the total issued and outstanding common shares of the Company on an undiluted basis. The Investor also owns and controls 15,000,000 warrants, 3,625,000 third party options of the Company and 350,000 stock options. If the Investor were to exercise all of the Investor’s warrants, third-party options and options, the Investor would then own 46,016,667 common shares of the Company representing approximately 47.42% of the issued and outstanding common shares, on a partially diluted basis.

The Investor may support further changes to the Company’s board and management as circumstances warrant. The Investor has no present intention to acquire or dispose of securities of the Company, but may do so in the future as circumstances warrant.

San Luis Historical Mineral Resource

The historical mineral resource is included in a Technical Report titled “Technical Report for the San Luis Feasibility Study, Ancash Department, Peru” (the “Technical Report”), with an effective date of June 4, 2010. The report was prepared as a National Instrument 43-101 101 – Standard of Disclosure for Mineral Projects (“National Instrument 43-101”) technical report for Reliant Ventures S.A.C. and Silver Standard Resources Inc. by Mine and Quarry Engineering Services, Inc., RR Engineering, Milne & Associates, Resource Modeling Inc, Resource Evaluation Inc., and Montgomery Watson Harzag Americas Inc, and can be accessed on SSR Mining’s SEDAR+ profile. The historical estimate is considered to be relevant and reliable for the purposes of the Company’s recent acquisition of the project as it provides an indication of the potential significance of the San Luis Project.

The Technical Report provides details on mineral resources and reserves, as well a potential development option for the San Luis Project that considers underground mining and processing using conventional cyanide leach methods. However, the prices, costs, and development strategy and options are no longer current and need to be re-evaluated using assumptions and qualifications that are more reflective of today’s environment.

Below is a summary of the historical resource estimate from the Technical Report.

The San Luis system is a volcanic hosted, low sulphidation, epithermal quartz, precious metals deposit. Gold occurs as electrum and silver is present as acanthite, electrum, and other silver sulphosalts.

The Ayelen vein is the better of the known vein structures with more than 85% of the historical mineral resource derived from this single structure. Trenching and diamond drilling have traced this structure along a NNW strike for over 700 meters, with a steep (80º) down dip extension of more than 300 meters. True thicknesses of individual vein segments vary from tens of centimeters to more than 10m, with an average width of 1.5m to 3.0m.

Mineral resource models were developed based on samples obtained from 96 surface trenches (947m) and 136 drill holes (22,354m). Capping was used to reduce the influence of erratic high-grade values. Block grades were estimated using one-meter composites and inverse distance weighting. Estimated blocks were classified as either Measured, Indicated or Inferred mineral resources based on distance to samples. For the Ayelen vein, blocks within 15 meters of surface trenches were classified as Measured. Ayelen vein blocks within 25m of sample data were classified as Indicated. The remaining estimated Ayelen blocks were classified as Inferred. An average dry density value of 2.61g/cm3 determined from 193 bulk density measurements was used for the resource calculation. The resulting historical mineral resource is shown in the table below.

Historical Mineral Resource Summary

		Average grades		Contained Metal
Category	Tonnes	Au (g/t)	Ag (g/t)	Au (Oz)	Ag (Oz)
Measured	55,000	34.3	757.6	61,000	1,345,100
Indicated	429,000	20.8	555.0	287,000	7,658,200
Measured & Indicated	484,000	22.4	578.1	348,000	9,003,300
Inferred	20,000	5.6	270.1	3,600	174,900

Notes:

●	The historical mineral resources are reported using a 6.0g/t Au equivalent cutoff grade. The gold equivalent calculation assumed a gold to silver price ratio of 65:1, and metal recoveries were not considered.

●	The historical measured, indicated and inferred mineral resources use categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards on Mineral Resources and Mineral Reserves

A qualified person has not done sufficient work to classify the historical estimate as a current mineral resource and the Company is not treating the historical estimate as a current mineral resource. Additional work including some re-sampling of historical core and a review of the geological model, will be necessary to verify the historical resource estimate.

Neither the CSE nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Highlander Silver Corp.

(604) 687-1717
info@highlandersilver.com

Forward - Looking Information

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the precious and base metals industry and Mr. Fincham’s support during the transition to new management and the future of the Company’s projects. Such forward looking information or statements may be identified by the use of words such as “will be”. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, changes in project parameters as plans continue to be refined, , accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

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